December 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joshua Gorsky / Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 5, 2022
CIK No. 0001946563

Dear Mr. Gorsky and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 16, 2022 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form S-1/A (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted December 5, 2022 Prospectus Summary, page 4

1. We note your response to prior comment 2 and your inclusion of the pipeline table on pages 5 and 65. Please revise your pipeline table to remove the "Earliest Possible Marketing Date in USA" column. Given that FDA approval of your products for the treatment of your stated indications is not within your control, it is inappropriate to predict the earliest date that such approval may be obtained for all of your products aside from Arakoda, which has been approved by the FDA only for the prevention of malaria. As requested by our prior comment, please also depict the phase or status of development for each product candidate including separate columns for preclinical development, Phase 1, Phase 2 and Phase 3 trials with arrows showing where each program has progressed.

In response to your comment, the portfolio slide has been modified to convey the fact that Arakoda is FDA-approved and commercially available in the U.S. for malaria prevention, and that the approved dose will be the subject of investigation in the planned COVID-19 study, but the projected marketing dates have been removed per SEC guidance.
The planned COVID study is powered as a Phase II study (80%), but it is possible it may end up being considered pivotal given that the dose to be used has already achieved regulatory approval with a large safety database for a different indication, and the regulatory pathway for COVID-19 is not traditional. We will, however, conduct planning activities for a second study and this is disclosed in the revised figure.

1

The products for which clinical studies are not currently planned are approved (Arakoda) or have been through at least Phase II for other indications (celgosivir). We have indicated the status of these as having completed Phase I (since they would enter clinical development for a new indication at the start of Phase II) and we have retained the disclaimer about the requirement for additional non-clinical studies and their prioritization.

Strategy, page 8

2. We note your disclosure that in 2023, you plan to execute a randomized, placebo-controlled double blind clinical study to prove that Arakoda accelerates time to sustained clinical recovery in patients with mild-moderate disease with no risk factors. Since your previous Phase II trial was terminated early, please clarify whether the new trial will be Phase II or Phase III.

The above referenced-study will be powered as a Phase IIB trial. Depending on how the data look at the end, what supporting information is available, it may end up being a pivotal study (i.e. equivalent to a Phase III) given the extensive safety database of Arakoda, the fact that the dose isn’t changing, and the regulatory pathway for COVID is not traditional.

Key Relationships & Licenses, page 10

3.Please disclose the maximum amount in milestone payments that could be due under the Exclusive License Agreement with the U.S. Army Medical Materiel Development Activity.

In response to your comment, we have provided further clarification within this section.

Common stock to be outstanding after the offering, page 15

4. We note your response to prior comment 11. Please expand footnote 3 to address the common stock that could be issuable upon conversion of the preferred stock that will be issued for accrued interest on the Knight Loan. Please also revise this section to indicate what disclosure this footnote is intended to modify.

The Series A Preferred Stock has not yet been issued and will be issued prior to the closing of the initial public offering. The Series A Preferred Stock does not automatically convert to common stock immediately prior to the initial public offering. Knight has the option to convert its shares of Series A Preferred Stock at any time after issuance. Also, the number of shares that will be issuable upon conversion of the Series A Preferred Stock is not yet determinable. In any event, since Knight has the option to convert at any time and the Series A Preferred Stock does not automatically convert immediately prior to the initial public offering, discussion of Series A Preferred Stock should not be included in footnote 3. Note that we will file the Certificate of Designations for the Series A Preferred Stock prior to the effectiveness of the Form S-1 and will provide additional details once filed.

Business, page 64

5. We note your response to prior comment 18 and your inclusion of the section entitled "Key Relationships & Licenses." We reissue our prior comment in part. In an appropriate location, disclose how your licensing arrangement with the United States Army, which you disclose excludes P. vivax malaria, would impact any targeted marketing efforts of Arakoda for its currently approved use.

The license excludes treatment of symptomatic vivax malaria (i.e. in a patient, presumably a returning traveler, presenting to a hospital or outpatient clinic with symptoms of vivax malaria). There are no marketing implications for the approved use because that use relates to prevention of malaria in asymptomatic individuals at risk of contracting symptomatic malaria during travel to a malarious area (i.e. a tropical country outside the United States) as specified in our prescribing information. A note to this effect has been added to the “Key Relationships & Licenses” section.

Arakoda, page 66

6. We note your response to prior comment 19 and your revised disclosure on page 66. We reissue our comment in part. If any of the p-values from Phase II of the clinical investigation were not statistically significant, please clarify that here and include balancing disclosure in your prospectus summary. Please also clarify here and in your prospectus summary whether the trial was designed to show if the observed results could be due to the administration of Arakoda on a standalone basis, or prior COVID infection, prior vaccination, or both, or whether the results could be due to chance. We also note the p-value in Figure B on page 8 is 0.1209. If the results shown could be due to chance, please revise to make that clear.

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Please note the explanatory disclaimer in the “About this Prospectus” and the modifications to the Figure B legend. We note that a P-value only conveys the likelihood of a particular observation occurring by chance - a P-value of 0.049 may be considered statistically significant by scientific convention but is still associated with a 4.9% likelihood of occurring by chance.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP

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